UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):
[ ]  Form 10-KSB [ ]  Form 20-F [ ] Form 11-K [X] Form 10-QSB[ ]Form N-SAR

For Period Ended:   September 30, 2002
[   ]   Transition Report on Form 10-K
[   ]   Transition Report on Form 20-F
[   ]   Transition Report on Form 11-K
[   ]   Transition Report on Form 10-Q
[   ]   Transition Report on Form N-SAR

     For the Transition Period Ended:  ________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                     PART I

                              REGISTRANT INFORMATION

Full Name of Registrant: Blagman Media International, Inc.

Former Name if Applicable: MNS Eagle Equity Group I, Inc.

Address of Principal Executive Office (Street and Number):  1901
Avenue of the Stars, Suite 1710

City, State and Zip Code:  Los Angeles, California 90067

                                   PART II

RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons defined in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject matter report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

                                   PART III

                                   NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-
F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company will not complete its review and preparation of the Company's Financial Statements for the period ended September 30, 2002 and the related disclosures in Parts I and II of Form 10-QSB by November 15, 2002 without unreasonable effort and expense because the Company is currently in the process of reconciling possible unauthorized and improper issuances of its Common Stock. The Company is in the process of compiling information, all of which has not yet been received.

                                   Part IV

                               OTHER INFORMATION
Name and telephone number of person to contact in regard to this notification

Robert Blagman, Chairman-CEO
(310) 788-5444

Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[X]  Yes     [   ]  No

Is it anticipated that any significant change in results of
operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[   ]  Yes     [X]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Blagman Media International, Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 12, 2002                            By:/s/ Robert Blagman
                                              Robert Blagman,  Chairman, CEO